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Form 10-C

Securities and Exchange Commission
Washington, D.C. 20549

Report by issuer of securities quoted on The Nasdaq Stock Market(SM), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

Exact Name of Issuer As Specified in Charter:  METHODE ELECTRONICS, INC.

Address of Principal Executive Offices: 7444 W. Wilson Avenue, Harwood Hts., IL 60656

Issuer's Telephone Number (Including Area Code):  (708) 867-9600

I.   Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security:  Class A Common

2.  Number of shares outstanding before the change:  22,170,059

3.  Number of shares outstanding after the change:  33,889,471

4.  Effective date of change:  October 31, 1995

5.  Method of change:  Stock Split

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

Give brief description of transaction:   3 for 2 stock split

II.  Change in Name of Issuer

1.  Name prior to change

2.  Name after change

3.  Effective date of charter amendment changing name

4.  Date of shareholder approval of change, if required


9-29-95                           Kevin J. Hayes   V.P., Treasurer & Asst. Secy
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                                         Officer's Signature and Title